

Mail Stop 3561

June 25, 2009

Mr. Glen T. Senk, Chief Executive Officer
Urban Outfitters, Inc.
5000 South Broad Street
Philadelphia, Pennsylvania 19112-1495

> **Re: Urban Outfitters, Inc.
> Schedule 14A
> Filed April 1, 2009
> File No. 0-22754**

Dear Mr. Senk:

We have completed our review of your Schedule 14A and related filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director